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À l'usage exclusif du ministère

Ministry of Government Services — Ministère des Services gouvernementaux
Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

DECEMBER 0 4 DÉCEMBRE, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2135959

Form 8
Business Corporations Act

Formule 8
Loi sur les sociétés par actions

ARTICLES OF ARRANGEMENT
STATUTS D'ARRANGEMENT

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

BRIDGEPORT VENTURES INC.

2. The new name of the corporation if changed by the arrangement: (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société si elle est modifiée par suite de l'arrangement : (Écrire en LETTRES MAJUSCULES SEULEMENT)

PREMIER ROYALTY INC.

3. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion* :

2007/5/10
Year, Month, Day / *année, mois, jour*

4. The arrangement has been approved by the shareholders of the corporation in accordance with section 182 of the *Business Corporation Act*. / *Les actionnaires de la société ont approuvé l'arrangement conformément à l'article 182 de la* Loi sur les sociétés par actions.

5. A copy of the arrangement is attached to these articles as Exhibit "A" / *Une copie de l'arrangement constitute l'annexe «A».*

6. The arrangement was approved by the court on / *La cour a approuvé l'arrangement le*

2012/12/03
Year, Month, Day / *année, mois, jour*

and a certified copy of the Order of the court is attached to these articles as Exhibit "B". / *Une copie certifiée conforme de l'ordonnance de la cour constitue l'annexe «B».*

7. The terms and conditions to which the scheme is made subject by the Order have been complied with.
Les conditions que l'ordonnance impose au projet d'arrangement ont été respectées.

These articles are signed in duplicate. / *Les présents statuts sont signés en double exemplaire.*

BRIDGEPORT VENTURES INC.
Name of Corporation / *Dénomination sociale de la société*

By/ *Par* : [signature]
Signature / *Signature*
Shastri Ramnath

President
Description of Office / *Fonctions*

Exhibit "B"

Commercial List Court File No. CV-12-9895-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	MONDAY, THE 3rd DAY
	)	
MR. JUSTICE WILTON-SIEGEL	)	OF DECEMBER, 2012

BRIDGEPORT VENTURES INC.

Applicant

IN THE MATTER OF Section 182 of the BUSINESS CORPORATIONS ACT (ONTARIO), being Chapter B.16 of The Revised Statutes of Ontario 1990, as amended

AND IN THE MATTER OF a Proposed Arrangement involving BRIDGEPORT VENTURES INC., PREMIER GOLD MINES LIMITED and PREMIER ROYALTY CORPORATION

FINAL ORDER

THIS APPLICATION made by Bridgeport Ventures Inc. ("Bridgeport") for an order approving an arrangement (the "Arrangement") under section 182 of the *Business Corporations Act*, R.S.O. 1990, c. B16, as amended was heard this day at 330 University Avenue, 8th Floor, Toronto, Ontario in the presence of counsel for Bridgeport and counsel for Premier Gold Mines Limited ("Premier Gold") and Premier Royalty Corporation ("Premier Royalty"), no one appearing for any other interested party, although notice was given in accordance with the Interim Order of the Honourable Justice Newbould dated October 31, 2012 (the "Interim Order").

ON READING the Notice of Application, the Affidavit of Shastri Ramnath sworn October 30, 2012 and the Supplementary Affidavit of Shastri Ramnath sworn November 30, 2012, and the exhibits thereto, and on hearing the submissions of counsel for Bridgeport and counsel for Premier Gold and Premier Royalty, and upon being advised that Bridgeport intends to rely upon this Order for the purpose of obtaining an exemption from registration requirements under United States securities laws, as provided by section 3(a)(10) of the *United States Securities Act* of 1933, as amended, with respect to the issuance of securities by Bridgeport pursuant to the Plan of Arrangement on the basis of the court's approval of the fairness of the terms and conditions as set forth in the Plan of Arrangement attached as Schedule "A" hereto,

UPON BEING SATISFIED that: (i) the meeting of the Bridgeport Shareholders and the Bridgeport Warrantholders was held on Friday, November 30, 2012 and conducted in accordance with the terms of the Interim Order; (ii) the Bridgeport Shareholders and the Bridgeport Warrantholders have approved the Plan of Arrangement in accordance with the terms of the Interim Order; and (iii) the terms and conditions of the Plan of Arrangement are fair and reasonable to the persons affected,

1. **THIS COURT ORDERS** that the Plan of Arrangement, as attached as Schedule "A" hereto, be and is hereby approved by this Court.

2. **THIS COURT ORDERS** that Bridgeport is entitled at any time to seek leave to vary this Order, to seek the advice and direction of this Court with respect to this Order and to apply for such further orders as may be appropriate.

W. Hon-Smith J.

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

DEC 03 2012

THIS IS TO CERTIFY THAT THIS DOCUMENT, EACH PAGE OF WHICH IS STAMPED WITH THE SEAL OF THE SUPERIOR COURT OF JUSTICE AT TORONTO, IS A TRUE COPY OF THE DOCUMENT ON FILE IN THIS OFFICE

LA PRÉSENTE ATTESTE QUE CE DOCUMENT, DONT CHACUNE DES PAGES EST REVÊTUE DU SCEAU DE LA COUR SUPÉRIEURE DE JUSTICE À TORONTO, EST UNE COPIE CONFORME DU DOCUMENT CONSERVÉ DANS CE BUREAU

DATED AT TORONTO THIS 3 DAY OF Dec 20 12
FAIT À TORONTO LE JOUR DE

REGISTRAR GREFFIER

SCHEDULE "A"

PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE I DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a) "**Aberdeen**" means Aberdeen International Inc.

(b) "**Aberdeen Convertible Debenture**" means the 8% $9,400,000 principal amount convertible debenture of Premier Royalty dated May 31, 2012.

(c) "**Aberdeen Royalty Purchase Agreement**" means the royalty purchase agreement dated as of April 24, 2012 relating to the Buffelsfontein Mine and Mine Waste Solutions Property (Republic of South Africa) between Aberdeen, Premier Gold and Premier Royalty.

(d) "**Adjusted Bridgeport Warrants**" means each of the Adjusted October 2014 Warrants, the Adjusted Second December 2012 Warrants and the Adjusted Third December 2012 Warrants, either individually or collectively, as the context may require.

(e) "**Adjusted October 2014 Warrants**" means the October 2014 Warrants as adjusted pursuant to the Plan of Arrangement.

(f) "**Adjusted Second December 2012 Warrants**" means the Second December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

(g) "**Adjusted Third December 2012 Warrants**" means the Third December 2012 Warrants as adjusted pursuant to the Plan of Arrangement.

(h) "**Adjusted Warrants**" means each of the Adjusted October 2014 Warrants and the Adjusted Second December 2012 Warrants, either individually or collectively, as the context may require.

(i) "**Arrangement**" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the provisions of the Business Combination Agreement, Section 6.1 hereof, or made at the direction of the Court in the Final Order.

(j) "**Arrangement Resolution**" means the special resolution of the holders of Bridgeport Shares and Existing Bridgeport Warrants approving the Arrangement.

(k) "**Bridgeport**" means Bridgeport Ventures Inc., a corporation existing under the OBCA.

(l) **"Bridgeport Dissent Procedures"** means the dissent procedures for Bridgeport Shareholders as will be more particularly described in the circular to be delivered to the Bridgeport Shareholders in connection with the Bridgeport Meeting.

(m) **"Bridgeport Meeting"** means the annual and special meeting of the Bridgeport Shareholders and Existing Bridgeport Warrantholders to be held to approve, *inter alia*, the annual business, the Arrangement Resolution, the Share Incentive Plan Resolution and such other matters as the parties may agree on, and any and all adjournments or postponements of such meeting.

(n) **"Bridgeport Options"** means the currently issued and outstanding options to purchase common shares in the capital of Bridgeport.

(o) **"Bridgeport Shareholders"** means the holders of Bridgeport Shares or New Bridgeport Shares, as the case may be.

(p) **"Bridgeport Shares"** means the common shares in the capital of Bridgeport, prior to giving effect to the Consolidation.

(q) **"Bridgeport Warrants"** means the warrants of Bridgeport, with each warrant entitling the holder thereof to purchase one New Bridgeport Share at a price of $2.00 for a period of four years following the Effective Date provided that:

(i) such warrant shall not be exercisable until the date that is six months following the Effective Date (the **"Trigger Date"**); and

(ii) if at any time after the Trigger Date and prior to the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the principal market on which such shares trade (the **"Exchange"**) is equal to or exceeds $4.00 for 20 consecutive trading days, or at any time after the second anniversary of the Effective Date, the closing price of the New Bridgeport Shares on the Exchange is equal to or exceeds $6.00 for 20 consecutive trading days, Bridgeport may accelerate the expiry date of the Bridgeport Warrants, in which event, the Bridgeport Warrants shall expire upon the date which is 60 days following the dissemination of a press release by Bridgeport announcing such accelerated expiry date.

(r) **"Business Combination Agreement"** means the business combination arrangement agreement dated as of August 7, 2012 between Premier Gold, Premier Royalty and Bridgeport as amended, amended and restated or supplemented prior to the Effective Date.

(s) **"Business Day"** means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

(t) **"Class II Premier Royalty Gold Warrant"** shall have the meaning ascribed to such term in section 3.1(i) hereof.

(u) **"Consolidation"** means the consolidation of the Bridgeport Shares on the basis of one New Bridgeport Share for every four existing Bridgeport Shares.

(v) **"Convertible Bridge Loan"** means the convertible bridge loan agreement between Premier Gold, as lender, and Premier Royalty, as borrower, in the principal amount of up to $28,000,000, dated as of May 31, 2012.

(w) **"Convertible Debentures"** means the convertible debentures issued by Premier Royalty in the aggregate principal amount of $11.5 million in connection with the Financing.

(x) **"Court"** means the Superior Court of Justice (Commercial List).

(y) **"CRA"** means the Canada Revenue Agency.

(z) **"Deemed Price"** means $0.35, being the deemed price per each New Bridgeport Share to be issued pursuant to the Arrangement.

(aa) **"Depositary"** means Valiant Trust Company or any other trust company, bank or financial institution agreed to in writing between Bridgeport and Premier Gold for the purpose of, among other things, exchanging certificates representing Bridgeport Shares and Premier Royalty Shares for New Bridgeport Shares in connection with the Arrangement.

(bb) **"Dissent Rights"** shall have the meaning ascribed thereto in Article IV.

(cc) **"Dissenting Shareholder"** means a registered holder of Bridgeport Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately entitled to be paid fair value for its Bridgeport Shares.

(dd) **"Effective Date"** means the date shown on the Certificate of Arrangement issued under the OBCA giving effect to the Arrangement.

(ee) **"Effective Time"** means the time when the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Toronto Time) on the Effective Date.

(ff) **"Encumbrances"** means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

(i) a mortgage, bond, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii) a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii) an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv) any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v) any agreement to create, or right capable of becoming, any of the foregoing.

(gg) **"Existing Bridgeport Warrants"** means the October 2014 Warrants, the Second December 2012 Warrants and the Third December 2012 Warrants, collectively.

(hh) **"Final Order"** means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

(ii) **"final proscription date"** shall have the meaning ascribed to such term in Section 5.6 hereof.

(jj) **"Financing"** means the non-brokered private placements of Convertible Debentures completed by Premier Royalty on July 6, 2012 and July 10, 2012 for aggregate gross proceeds of $11.5 million.

(kk) **"First December 2012 Warrants"** means the 12,590,000 warrants to purchase Bridgeport Shares at an exercise price of $1.50 on or prior to December 1, 2012 (on a pre-consolidated basis).

(ll) **"Interim Order"** means an order of the Court made pursuant to Section 182(5) of the OBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Bridgeport Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution.

(mm) **"ITA"** means the *Income Tax Act* (Canada), as amended, and all regulations thereunder, as amended.

(nn) **"Letter of Transmittal"** means the letter of transmittal to be caused to be delivered by Bridgeport to the Bridgeport Shareholders, the Premier Royalty Shareholders and holders of Existing Bridgeport Warrants providing for the delivery of New Bridgeport Shares, Premier Royalty Shares and Adjusted Bridgeport Warrants to the Depositary.

(oo) **"New Bridgeport Shares"** means the common shares of Bridgeport, after giving effect to the Consolidation.

(pp) **"New Share Incentive Plan"** means the share incentive plan of Bridgeport, in form and substance satisfactory to Premier Gold, to be submitted to Bridgeport Shareholders at the Bridgeport Meeting.

(qq) **"OBCA"** means the *Business Corporations Act* (Ontario).

(rr) **"October 2014 Warrants"** means the 6,575,000 warrants to purchase Bridgeport Shares at an exercise price of $0.50 on or prior to October 7, 2014 (on a pre-consolidated basis).

(ss) **"Plan of Arrangement"** means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the provisions of the Business Combination Agreement or Section 6.1 herewith or at the direction of the Court in the Final Order.

(tt) **"Post-Consolidation Deemed Price"** means $1.40, being the Deemed Price multiplied by four.

(uu) **"Premier Gold"** means Premier Gold Mines Limited, a corporation existing under the laws of Ontario.

(vv) **"Premier Royalty"** means Premier Royalty Corporation, a corporation existing under the laws of Ontario.

(ww) **"Premier Royalty Aberdeen Warrants"** shall have the meaning ascribed to such term in Section 3.1(k) hereof.

(xx) **"Premier Royalty Gold Warrants"** shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(yy) **"Premier Royalty Golden Arrow Warrants"** means warrants to purchase an aggregate of up to 1,000,000 common shares of Premier Royalty or New Bridgeport Shares, as the case may be, at an exercise price equal to 120% of the opening trading price of New Bridgeport Shares on the TSX or TSX Venture Exchange, as the case may be, immediately following the Effective Date, and expiring 24 months after the date of issue of such warrants.

(zz) **"Premier Royalty Shareholders"** means the holders of the issued and outstanding Premier Royalty Shares.

(aaa) **"Premier Royalty Shares"** means the common shares in the capital of Premier Royalty.

(bbb) **"Premier Royalty Units"** shall have the meaning ascribed to such term in Section 3.1(h) hereof.

(ccc) **"Premier Royalty Warrants"** means collectively the Premier Royalty Aberdeen Warrants, the Premier Royalty Gold Warrants and the Class II Premier Royalty Gold Warrants, collectively.

(ddd) **"Property Rights"** shall have the meaning ascribed to such term in Section 4.2(d) hereof.

(eee) **"Second December 2012 Warrants"** means the up to 9,142,500 warrants to purchase Bridgeport Shares at an exercise price of $1.40 on or prior to December 20, 2012 (on a pre-consolidated basis).

(fff) **"Third December 2012 Warrants"** means the 1,035,000 warrants to purchase units at an exercise price of $1.00 on or prior to December 20, 2012, with each unit consisting of one Bridgeport Share and one-half of one Second December 2012 Warrant (on a pre-consolidated basis).

(ggg) **"Thunder Creek Agreement"** means the royalty purchase agreement dated June 22, 2012 between Premier Royalty, Premier Gold and the Thunder Creek Royalty Vendors.

(hhh) **"Thunder Creek Royalty Vendors"** means James Croxall and Dennis Miller.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7 Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE II
BUSINESS COMBINATION AGREEMENT

2.1 Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on Bridgeport and all holders of Bridgeport Shares, Existing Bridgeport Warrants and Bridgeport Options.

3 Dec 12

ARTICLE III
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a) each Bridgeport Share in respect of which Dissent Rights have been validly exercised before the Effective Time shall be transferred and deemed to be transferred by the registered holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Bridgeport in consideration for the right to be paid by Bridgeport fair value for its Bridgeport Shares in an amount determined and payable in accordance with the Bridgeport Dissent Procedures, and the name of such holder will be removed from the register of holders of Bridgeport Shares;

(b) the Bridgeport Shares will be consolidated on the basis of one New Bridgeport Share for every four existing Bridgeport Shares;

(c) the number of directors of Bridgeport will be increased from five to eight and the directors will be authorized and empowered to determine the number of directors of Bridgeport within the minimum and maximum numbers provided in the articles of Bridgeport and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz and Ms. Julie Lassonde shall be appointed as directors of Bridgeport, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors;

(d) Bridgeport shall issue Bridgeport Warrants to the Bridgeport Shareholders in such amount as is equal to 0.375 of a Bridgeport Warrant for each one New Bridgeport Share held by such Bridgeport Shareholder;

(e) each of the issued and outstanding Bridgeport Options will be adjusted to reflect the Consolidation contemplated by paragraph (b) above and the issuance of the Bridgeport Warrants contemplated by paragraph (d) above such that upon the exercise of each Bridgeport Option, in accordance with its terms, the holder shall receive one-quarter of one New Bridgeport Shares and together with 0.375 of a Bridgeport Warrant (for each New Bridgeport Share issued upon the exercise of such Bridgeport Option) at the current exercise price of such Bridgeport Option, in lieu of the number of Bridgeport securities otherwise issuable upon such exercise;

(f) each of the issued and outstanding October 2014 Warrants and Second December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted October 2014 Warrants and Adjusted Second December 2012 Warrants will be issued on the basis of one Adjusted October 2014 Warrant for every four October 2014 Warrants and one Adjusted Second December 2012 Warrant for every four Second December 2012 Warrants, respectively. Upon exercise of each Adjusted Warrant the holder thereof shall receive one New Bridgeport Share, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the warrant which such Adjusted Warrant replaces multiplied by four. Other than as set out above, the terms of the Adjusted Warrants shall be the same as the currently issued and outstanding warrants;

(g) each of the issued and outstanding Third December 2012 Warrants will be adjusted to reflect the Consolidation and the distribution of the Bridgeport Warrants contemplated by paragraph (d) above and certificates representing the Adjusted Third December 2012 Warrants will be issued on the basis of one Adjusted Third December 2012 Warrant for every four Third December 2012 Warrants. Upon exercise of each Adjusted Third December Warrant the holder shall receive one New Bridgeport Share and 0.5 of an Adjusted Second December 2012 Warrant, together with 0.375 of a Bridgeport Warrant, at an exercise price that is equal to the current exercise price of the Third December Warrants multiplied by four. Other than as set out above, the terms of the Adjusted Third December Warrants shall be the same as the Third December 2012 Warrants;

(h) in the event that Premier Gold elects to convert any portion of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon, which election may be made at any one time prior to the Effective Time and shall be effective as at the Effective Time, Premier Royalty shall issue units of Premier Royalty (the "**Premier Royalty Units**") to Premier Gold in such amount as is equal to the converted amount of the principal amount outstanding under the Convertible Bridge Loan together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Bridge Loan. Each Premier Royalty Unit shall consist of one Premier Royalty Share and 0.375 of a warrant of Premier Royalty (each whole warrant, a "**Premier Royalty Gold Warrant**"). Each Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 for a period of four years from the date of issuance of such warrant subject to the same expiry acceleration provisions as the Bridgeport Warrants;

(i) Premier Royalty shall issue to Premier Gold (A) 2,800,000 Premier Royalty Gold Warrants, provided that such number of warrants shall be reduced by the number of Premier Royalty Gold Warrants that are issued to Premier Gold pursuant to paragraph (h) above, and, if any, and (B) 1,457,500 warrants of Premier Royalty (each a "**Class II Premier Royalty Gold Warrant**"). Each Class II Premier Royalty Gold Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $2.00 until October 7, 2014, all in accordance with the terms of the Convertible Bridge Loan;

(j) Premier Royalty shall issue Premier Royalty Shares to Aberdeen in such amount as is equal to the principal amount outstanding under the Aberdeen Convertible Debenture together with all accrued interest thereon as at the Effective Date divided by $1.26 (being the Post-Consolidation Deemed Price less 10%), all in accordance with the terms of the Aberdeen Convertible Debenture;

(k) Premier Royalty shall issue warrants to Aberdeen (the "**Premier Royalty Aberdeen Warrants**") in such amount as is equal to 50% multiplied by the number of Premier Royalty Shares issued to Aberdeen pursuant to paragraph (j) above. Each Premier Royalty Aberdeen Warrant shall be exercisable to acquire one Premier Royalty Share at a price of $1.75 (being the Post-Consolidation Deemed Price multiplied by a factor of 1.25) for a period of two years following the date of issuance of such warrants, all in accordance with the terms of the Aberdeen Royalty Purchase Agreement;

(l) Premier Royalty shall issue an aggregate of 357,142 Premier Royalty Shares, representing $500,000 divided by $1.40 (being the Post-Consolidation Deemed Price) to the Thunder Creek Royalty Vendors, all in accordance with the terms of the Thunder Creek Agreement;

3 Dec 12

(m) Premier Royalty shall issue Premier Royalty Units to each holder of Convertible Debentures in such amount as is equal to the principal amount outstanding under its Convertible Debentures together with all accrued interest thereon divided by $1.40 (being the Post-Consolidation Deemed Price), all in accordance with the terms of the Convertible Debentures;

(n) each Premier Royalty Share outstanding shall be deemed to be exchanged by the Premier Royalty Shareholders for one New Bridgeport Share and pursuant to such exchange:

(i) such Premier Royalty Shareholder shall cease to be a holder of Premier Royalty Shares and the name of such Premier Royalty Shareholder shall be deemed to be removed from the register of holders of Premier Royalty Shares;

(ii) each Premier Royalty Share shall be acquired by Bridgeport free and clear of any Encumbrances; and

(iii) Bridgeport shall issue and cause to be delivered to each such former Premier Royalty Shareholder certificates representing the New Bridgeport Shares to which such holder is entitled as aforesaid and the name of such Premier Royalty Shareholder shall be added to the register of holders of New Bridgeport Shares showing such holder as the registered holder of New Bridgeport Shares so issued, provided that a holder of Premier Royalty Shares that are evidenced by certificates must submit a Letter of Transmittal together with its share certificates in accordance with this Plan of Arrangement in order to receive its New Bridgeport Shares;

(o) in the event the acquisition of Inversiones Mineras Australes Holdings (BVI) Inc. has been completed by Premier Royalty prior to the Effective Date, the Premier Royalty Golden Arrow Warrants, if outstanding immediately prior to the Effective Time, shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(p) the Premier Royalty Warrants shall remain outstanding and shall be exercisable into New Bridgeport Shares (in lieu of Premier Royalty Shares) in accordance with their terms;

(q) the name of Bridgeport shall be changed to "Premier Royalty Inc."; and

(r) provided, however, that none of the foregoing shall occur or be deemed to occur unless all of the foregoing occurs.

3.2 Post-Effective Time Procedures

On or promptly after the Effective Date, Bridgeport shall deliver or arrange to be delivered to the Depositary certificates representing the New Bridgeport Shares, the Bridgeport Warrants and the Adjusted Bridgeport Warrants required to be issued to Bridgeport Shareholders, the former Premier Royalty Shareholders and holders of Existing Bridgeport Warrants, respectively, pursuant to Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such securityholders, for distribution to such securityholders in accordance with the provisions of Article V hereof.

3 Dec 12

3.3 No Fractional Shares or Warrants

No fractional New Bridgeport Shares shall be issued pursuant to Section 3.1. The number of New Bridgeport Shares to be issued shall be rounded down to the nearest whole New Bridgeport Share and no consideration shall be payable for any fraction of a New Bridgeport Share.

No fractional Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of Bridgeport Warrants to be issued shall be rounded down to the nearest whole Bridgeport Warrant and no consideration shall be payable for any fraction of a Bridgeport Warrant.

No fractional Premier Royalty Golden Arrow Warrants or Premier Royalty Warrants shall be issued pursuant to Section 3.1. The number of Premier Royalty Warrants to be issued shall be rounded down to the nearest whole Premier Royalty Warrant and no consideration shall be payable for any fraction of a Premier Royalty Warrant.

No fractional Adjusted Bridgeport Warrants shall be issued pursuant to Section 3.1. The number of any Adjusted Bridgeport Warrants to be issued shall be rounded down to the nearest whole warrant and no consideration shall be payable for any fraction of such warrant.

ARTICLE IV
DISSENT RIGHTS

4.1 Dissent Rights

Holders of Bridgeport Shares may exercise Dissent Rights from the Arrangement Resolution pursuant to and in the manner set forth under section 185 of the OBCA, provided that notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution must be sent to Bridgeport by holders who wish to dissent and received by Bridgeport not later than 5:00 p.m. (Toronto Time) on the date that is two Business Days immediately prior to the Bridgeport Meeting or any date to which the Bridgeport Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(a) are ultimately entitled to be paid fair value for their Bridgeport Shares, which fair value shall be the fair value of such shares as at the close of business on the day prior to the Bridgeport Meeting and shall be paid an amount equal to such fair value by Bridgeport; and

(b) are ultimately not entitled, for any reason, to be paid fair value for their Bridgeport Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Bridgeport Shares,

but in no case shall Bridgeport or any other person be required to recognize holders of Bridgeport Shares who exercise Dissent Rights as holders of Bridgeport Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Bridgeport Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Bridgeport Shares at the Effective Time.

3 Dec 12

ARTICLE V
DELIVERY OF NEW BRIDGEPORT SHARES AND BRIDGEPORT WARRANTS

5.1 Delivery of New Bridgeport Shares

(a) Bridgeport shall cause to be forwarded to each Bridgeport Shareholder and each holder of a certificate representing Premier Royalty Shares, at the address of such Bridgeport Shareholder or holder of Premier Royalty Shares as it appears on the register of Bridgeport Shares or Premier Royalty Shares, as applicable, a Letter of Transmittal and instructions for obtaining deliver of the certificates representing the New Bridgeport Shares allotted and issued to such shareholders pursuant to the Arrangement.

(b) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Bridgeport Shares or Premier Royalty Shares, as the case may be, together with a letter of Transmittal that will be delivered to such shareholder and such other documents and instruments as would have been required to effect the transfer of the Bridgeport Shares or the Premier Royalty Shares, as the case may be, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Bridgeport Shares that such holder is entitled to receive in accordance with Section 3.1 hereof.

(c) After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Bridgeport Shares or Premier Royalty Shares, as the case may be, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Bridgeport Shares pursuant to Section 3.1 hereof.

5.2 Delivery of Bridgeport Warrants

As soon as practicable following the Effective Time, the Depositary shall deliver to the Bridgeport Shareholders existing immediately before the Effective Time, certificates representing the Bridgeport Warrants that such holders are entitled to receive in accordance with Section 3.1 hereof, at the address specified in the register of holders of Bridgeport Shares at that time.

5.3 Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Bridgeport Shares, Premier Royalty Shares of Existing Bridgeport Warrants that were exchanged for New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of a certificate representing the New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable, is to be delivered shall, as a condition precedent to the delivery of such New Bridgeport Shares or Adjusted Bridgeport Warants, as applicable,, give a bond satisfactory to Bridgeport and the Depositary in such amount as Bridgeport and the

Depositary may direct, or otherwise indemnify Bridgeport and the Depositary in a manner satisfactory to Bridgeport and the Depositary, against any claim that may be made against Bridgeport or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall take such actions as may be required by the articles of Bridgeport or Premier Royalty.

5.3.1 Adjusted Bridgeport Warrants

(a) Bridgeport shall cause to be forwarded to each holder of Existing Bridgeport Warrants, at the address of such Bridgeport warrantholder as it appears on the respective register of the Existing Bridgeport Warrants, a Letter of Transmittal and instructions for obtaining delivery of the certificates representing the Adjusted Bridgeport Warrants allotted and issued to such warrantholders pursuant to the Arrangement.

(b) Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Existing Bridgeport Warrants, together with a Letter of Transmittal and such other documents and instruments as would have been required to effect the issuance of the certificates representing the Adjusted Bridgeport Warrants, or as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the applicable Adjusted Bridgeport Warrants that such holder is entitled to receive in accordance with Section 3.1 hereof.

(c) After the Effective Time and until surrendered for cancellation as contemplated by Section 5.3.1(b) hereof, each certificate that immediately prior to the Effective Time represented one or more Existing Bridgeport Warrants, shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Adjusted Bridgeport Warrants pursuant to Section 3.1 hereof.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to New Bridgeport Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Bridgeport Shares or Premier Royalty Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.3 hereof. Subject to applicable law and to Section 5.5 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the New Bridgeport Shares be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Bridgeport Shares.

5.5 Withholding Rights

Bridgeport and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any Bridgeport Shareholder or former Premier Royalty Shareholder such amounts as Bridgeport or the Depositary are required to deduct and withhold with respect to such payment under the ITA or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to any Bridgeport Shareholder or former Premier

3 Dec 12

Royalty Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate governmental authority.

5.6 Limitation and Proscription

Subject to any applicable laws relating to unclaimed property, to the extent that a Bridgeport Shareholder or a former Premier Royalty Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.3 hereof on or before the date that is six years after the Effective Date (the **"final proscription date"**), then the New Bridgeport Shares that such Bridgeport Shareholder or former Premier Royalty Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such New Bridgeport Shares, shall be delivered to Bridgeport by the Depositary and such certificates shall be cancelled by Bridgeport, and the interest of the Bridgeport Shareholder or former Premier Royalty Shareholder, as the case may be, in such New Bridgeport Shares shall be terminated as of such final proscription date.

5.7 Legality of New Bridgeport Shares forming part of the Share Consideration

Notwithstanding anything else in this Plan of Arrangement, if it appears to Bridgeport that it would be contrary to applicable law to issue New Bridgeport Shares to Bridgeport Shareholders or former Premier Royalty Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the New Bridgeport Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the New Bridgeport Shares by the Depositary on behalf of that person. The New Bridgeport Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the New Bridgeport Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the New Bridgeport Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the New Bridgeport Shares and any amount withheld in respect of applicable taxes) in lieu of New Bridgeport Shares. The payment of the net proceeds will be subject to Section 5.5. None of Bridgeport, Premier Royalty or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE VI
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Bridgeport, Premier Gold and Premier Royalty reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Bridgeport, Premier Gold and Premier Royalty, (iii) filed with the Court and, if made following the Bridgeport Meeting, approved by the Court, and (iv) communicated to holders of Bridgeport Shares if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Bridgeport at any time prior to the Bridgeport Meeting provided that Premier Gold and Premier Royalty shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Bridgeport Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

3 Dec 12

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Bridgeport Meeting shall be effective only if: (i) it is consented to in writing by each of Bridgeport, Premier Gold and Premier Royalty; and (ii) if required by the Court, it is consented to by holders of the Bridgeport Shares voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Bridgeport, provided that it concerns a matter which, in the reasonable opinion of Bridgeport, is of an administrative nature required to give effect to implement this Plan of Arrangement and is not adverse to the financial or economic interest of any holder of Bridgeport Shares or any former holder of Premier Royalty Shares.

ARTICLE VII
TERMINATION

Notwithstanding any prior approvals by the Court or by the Bridgeport Shareholders, the Board of Directors of Bridgeport may decide not to proceed with the Arrangement and to revoke the Arrangement Resolution adopted at the Bridgeport Meeting without further approval of the Court or the Bridgeport Shareholders in accordance with the terms of the Business Combination Agreement.

ARTICLE VIII
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out in the Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Business Combination Agreement shall make, do and execute or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

3 Dec 12

IN THE MATTER OF BRIDGEPORT VENTURES INC.

Commercial List Court File No.: CV-12-9829-00CL

Applicant

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO

FINAL ORDER

CASSELS BROCK & BLACKWELL LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario M5H 3C2

Lara Jackson LSUC#: 41858M
Tel: 416-860-2907
Fax: 416-640-3108

Lawyers for the Applicant

IN THE MATTER OF BRIDGEPORT VENTURES INC.

Applicant

Court File No. CV-12-9895-00CL

Dec 3/12

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT
Toronto

APPLICATION RECORD
(Returnable on Monday, December 3, 2012)
VOLUME 1 OF 2

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Lara Jackson LSUC #: 41858M
Tel: 416.860.2907
Fax: 416.640.3108

Lawyers for the Applicant

NOV 30 2012

Service of a copy hereof admitted
this 30th day of November 2012
[signature] per: Fraser Milner Casgrain LLP
SOLICITOR FOR Premier Gold Limited
+ Premier Royalty Corporation

Dec 3/12

L. Jackson for the applicant
Y. Park for the purchasers.

I am satisfied that requirements for court approval have been met in this case. The proposed arrangement constitutes an "arrangement" within the meaning of the *Business Corporations Act*, and all statutory and court-mandated requirements have been met. The application has also been put forward in good faith. Further I am satisfied that it has a valid business purpose and is otherwise fair and reasonable as such term is understood under the Act for the following reasons. The transaction was the subject of a fairness opinion, was recommended by the special committee and the board of directors, was approved by 100% of the votes cast at the shareholders meeting and provided

PTO

for dissent rights. Accordingly, the final order shall issue in the form attached.

W. Hartnett J.